UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

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NEWS RELEASE

Release Time	IMMEDIATE

Date	20 January 2021

Release Number	01/21

BHP OPERATIONAL REVIEW FOR THE HALF YEAR ENDED 31 DECEMBER 2020

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

•	We achieved another strong operational performance during the half. Measures to counter the risk from COVID-19 remain in place.

•	Record production was achieved at Western Australia Iron Ore (WAIO) and record average concentrator throughput was delivered at Escondida.

•

Group copper equivalent production was broadly flat in the December 2020 half year. Strong underlying operational performance offset the impacts of planned maintenance, natural field decline, copper grade decline and adverse weather.

•

Production guidance for the 2021 financial year remains unchanged for petroleum and metallurgical coal. Iron ore guidance has increased to between 245 and 255 Mt as a result of the restart of Samarco in December 2020. Copper guidance has been narrowed to between 1,510 and 1,645 kt and reflects strong performance at Escondida. Energy coal guidance has been reduced to between 21 and 23 Mt following a 91-day strike at Cerrejón.

•	Full year unit cost guidance(1) (based on exchange rates of AUD/USD 0.70 and USD/CLP 769) remains unchanged for the 2021 financial year.

•

Our major projects under development are progressing to plan. The Spence Growth Option achieved first production in December 2020, on schedule and on budget. The Jansen Stage 1 project remains on track for Final Investment Decision in the middle of the 2021 calendar year. South Flank is tracking well and is on schedule for first production in the middle of the 2021 calendar year.

•	In petroleum, we completed the acquisition of an additional 28% interest in Shenzi, a tier one asset with optionality, on 6 November 2020.

•

The financial results for the December 2020 half year are expected to reflect certain items as summarised in the table on page 3 and includes an impairment charge of between US$1.15 billion and US$1.25 billion post tax (exceptional item) in relation to New South Wales Energy Coal (NSWEC) and associated deferred tax assets.

Production	Dec H20 (vs Dec19)	Dec Q20 (vs Sep Q20)	Dec Q20 vs Sep Q20 commentary
Petroleum (MMboe)	50.5 (12%)	23.8 (11%)	Lower volumes due to Hurricanes Delta and Zeta in the Gulf of Mexico and lower seasonal demand at Bass Strait, partially offset by additional Shenzi volumes from 6 November 2020, on completion of the acquisition of an increased working interest.
Copper (kt)	841.3 (5%)	428.1 4%	Higher volumes as a result of quarterly concentrator throughput record at Escondida and planned maintenance at Spence that impacted September 2020 quarter production.
Iron ore (Mt)	128.4 6%	62.4 (6%)	Lower volumes at WAIO reflects planned Mining Area C and South Flank major tie-in activity, weather impacts and a temporary power disruption at Yarnima. Samarco re-commenced iron ore pellet production in December 2020.
Metallurgical coal (Mt)	19.2 (5%)	9.5 (2%)	Lower volumes at Queensland Coal due to significant wet weather events impacting operations and unplanned maintenance at South Walker Creek.
Energy coal (Mt)	8.2 (30%)	3.6 (23%)	Lower volumes at NSWEC in response to reduced export shipping capacity at Newcastle Port and lower volumes at Cerrejón as a result of a 91-day strike.
Nickel (kt)	46.2 31%	24.0 8%	Higher volumes due to planned maintenance undertaken in the prior period.

BHP Operational Review for the half year ended 31 December 2020	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP delivered strong safety and operational performance in the first half of the 2021 financial year, including record production at Western Australia Iron Ore and concentrator throughput at Escondida.

Overall group production for the half was in line with previous strong results. We achieved a number of milestones, bringing on new production through the Spence Growth Option in Chile and the safe restart of Samarco in Brazil. In petroleum, we increased our stake in the high-quality Shenzi asset and Atlantis Phase 3 began production ahead of schedule. Coal production was impacted by wet weather in Australia and strike action in Colombia.

Our major development projects in iron ore, petroleum and potash are progressing well. We continue to build on our strong foundations, increasing future-facing options in copper and nickel through exploration, partnerships and acquisitions.

We are well positioned to sustainably grow shareholder and social value as the global economy recovers from the pandemic.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

Production	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20	Previous FY21 guidance	Current FY21 guidance
Petroleum (MMboe)	50.5	23.8	(12%)	(16%)	(11%)	95 - 102	95 - 102	Upper half of range
Copper (kt)	841.3	428.1	(5%)	(6%)	4%	1,480 - 1,645	1,510 - 1,645
Escondida (kt)	572.2	287.6	(5%)	(7%)	1%	940 - 1,030	970 - 1,030	Narrowed range
Pampa Norte (kt)	96.8	54.3	(22%)	(10%)	28%	240 - 270	240 - 270	Unchanged
Olympic Dam (kt)	99.1	47.6	16%	(6%)	(8%)	180 - 205	180 - 205	Unchanged
Antamina (kt)	73.2	38.6	(1%)	7%	12%	120 - 140	120 - 140	Unchanged
Iron ore(i) (Mt)	128.4	62.4	6%	3%	(6%)	244 - 253	245 - 255	Samarco 1 - 2 Mt for FY21
WAIO (100% basis) (Mt)	144.6	70.4	5%	3%	(5%)	276 - 286	276 - 286	Unchanged
Metallurgical coal (Mt)	19.2	9.5	(5%)	(13%)	(2%)	40 - 44	40 - 44
Queensland Coal (100% basis) (Mt)	34.1	17.1	(5%)	(13%)	0%	71 - 77	71 - 77	Lower half of range
Energy coal (Mt)	8.2	3.6	(30%)	(41%)	(23%)	22 - 24	21 - 23
NSWEC (Mt)	6.9	3.2	(7%)	(14%)	(11%)	15 - 17	15 - 17	Unchanged
Cerrejón (Mt)	1.4	0.3	(68%)	(85%)	(67%)	~7	~6	Lowered
Nickel (kt)	46.2	24.0	31%	75%	8%	85 - 95	85 - 95	Unchanged

(i)	Iron ore comprises WAIO and Samarco (previous FY21 guidance did not include production for Samarco).

BHP Operational Review for the half year ended 31 December 2020	2

Summary of disclosures

BHP expects its December 2020 half year financial results to reflect certain items as summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 16 February 2021. Accordingly the information is subject to update.

Description	H1 FY21 impact US$M(i)		Classification(ii)
Gain from optimised settlement outcome for the cancellation of power contracts as part of a shift towards 100 per cent renewable energy at Escondida and Spence	~100		h Other income
Unit costs are expected to be in line with full year guidance (at guidance exchange rates), with Petroleum and Escondida tracking towards the lower end of guidance and Queensland Coal and NSWEC tracking slightly above guidance at H1 FY21 Note: stronger Australian dollar and weaker Chilean peso than guidance rates in the period(iii)	—		Operating costs
Business development and evaluation expense for Petroleum	106		Development and evaluation expense
Exploration expense (including petroleum and minerals exploration programs)	237		Exploration expense
Premiums paid to acquire multi-currency hybrids following the completion of value accretive repurchase programs in September 2020 and November 2020	~400		hNet finance costs
The Group’s adjusted effective tax rate for H1 FY21 is expected to be within the guidance range of 32 to 37 per cent	—		Taxation expense
Completion of the transaction to acquire an additional 28 per cent working interest in Shenzi	~480		h Investing cash outflow
Dividends paid to non-controlling interests	~750		h Financing cash outflow
Commissioning of the Spence desalination plant and capitalisation of the associated lease	~600		h Net debt
The Group’s net debt target range is US$12 to US$17 billion, with net debt expected to be at the bottom of the range reflecting higher prices and strong operational performance partially offset by a short-term build in working capital and an adverse foreign exchange impact on expenses and capital expenditure	—		Net debt
Impairment charge related to property, plant and equipment at NSWEC, and recoverability of associated tax losses (after tax)	1,150 – 1,250		h Exceptional item charge
Costs directly attributable to COVID-19 (after tax)(iv)	200 – 250		h Exceptional item charge
Financial impact on BHP Brasil of the Samarco dam failure	Refer footnote	(v)	h Exceptional item charge

(i)	Numbers are not tax effected, unless otherwise noted.
(ii)	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant.
(iii)	Average exchange rates for H1 FY21 of AUD/USD 0.72 (guidance rate AUD/USD 0.70) and USD/CLP 771 (guidance rate USD/CLP 769).
(iv)

Relates to additional costs incurred at our operated assets for the increased provision of health and hygiene services and the impacts of maintaining social distancing requirements. For example, additional accommodation and cleaning costs at the Spence Growth Option project and additional port costs at WAIO due to quarantine restrictions.

(v)	Financial impact is the subject of ongoing work and is not yet finalised.

Major development projects

In December 2020, the Spence Growth Option achieved first production on schedule and on budget. Given this, the Spence Growth Option will not be reported in future Operational Reviews.

At the end of December 2020, BHP had four major projects under development in petroleum, iron ore and potash, with a combined budget of US$8.5 billion over the life of the projects. Our major projects under development are tracking to plan.

On 15 January 2021, the Final Environmental Impact Study (FEIS) was published for the Resolution Copper Mining (RCM) project, which is a joint venture between Rio Tinto (55 per cent) and BHP (45 per cent), managed by Rio Tinto. The FEIS and subsequent Land Exchange are steps in an independent governmental, social and environmental assessment and licencing process. Any mine construction is expected to be several years away and will be subject to additional regulatory and government approvals and stakeholder consultation, including with the relevant Native American tribes to seek consent.

The Jansen Stage 1 project in Canada is expected to be presented to the BHP Board for Final Investment Decision in the middle of the 2021 calendar year.

BHP Operational Review for the half year ended 31 December 2020	3

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

Average realised prices(i)	Dec H20	Dec H19	Jun H20	FY20	Dec H20 vs Dec H19	Dec H20 vs Jun H20	Dec H20 vs FY20
Oil (crude and condensate) (US$/bbl)	41.40	60.64	37.51	49.53	(32%)	10%	(16%)
Natural gas (US$/Mscf)(ii)	3.83	4.26	3.76	4.04	(10%)	2%	(5%)
LNG (US$/Mscf)	4.45	7.62	6.87	7.26	(42%)	(35%)	(39%)
Copper (US$/lb)	3.32	2.60	2.39	2.50	28%	39%	33%
Iron ore (US$/wmt, FOB)	103.78	78.30	76.67	77.36	33%	35%	34%
Metallurgical coal (US$/t)	97.61	140.94	121.25	130.97	(31%)	(19%)	(25%)
Hard coking coal (US$/t)(iii)	106.30	154.01	133.51	143.65	(31%)	(20%)	(26%)
Weak coking coal (US$/t)(iii)	73.17	101.06	84.43	92.59	(28%)	(13%)	(21%)
Thermal coal (US$/t)(iv)	44.35	58.55	55.91	57.10	(24%)	(21%)	(22%)
Nickel metal (US$/t)	15,140	15,715	12,459	13,860	(4%)	22%	9%

(i)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(ii)	Includes internal sales.
(iii)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(iv)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The large majority of oil sales were linked to West Texas intermediate (WTI) or Brent based indices, with differentials applied for quality, locational and transportation costs. The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales were based on an average moisture rate of 7.3 per cent. The large majority of metallurgical coal and energy coal exports were linked to index pricing for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality. The majority of copper cathodes sales were linked to index pricing for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

At 31 December 2020, the Group had 349 kt of outstanding copper sales that were revalued at a weighted average price of US$3.52 per pound. The final price of these sales will be determined over the remainder of the 2021 financial year. In addition, 304 kt of copper sales from the 2020 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will increase Underlying EBITDA(2) by US$323 million in the 2021 financial year and are included in the average realised copper price in the above table.

Corporate update

BHP expects to recognise an impairment charge of between US$1.15 billion and US$1.25 billion post tax in relation to NSWEC and associated deferred tax assets, resulting in net operating assets of between US$250 million and US$350 million (excluding tax). This reflects current market conditions for Australian thermal coal, the strengthening Australian dollar, changes to the mine plan and updated assessment of the likelihood of recovering tax losses. This will be reported as an exceptional item in the December 2020 half year. The broader carrying value assessment of the Group’s assets is ongoing and will be finalised in conjunction with the release of the financial results on 16 February 2021.

During the half year, BHP has successfully reduced gross debt by a total of US$4.1 billion (excluding standard repayments on final maturity). Two multi-currency hybrid repurchase programs were completed (US$1.7 billion on 17 September 2020 and US$1.1 billion on 23 November 2020). The programs were funded from surplus cash, and will reduce future interest costs while also reducing the Group’s gross debt balance. The hybrid repurchase programs were strongly value accretive, with this being higher than the premium paid to acquire the hybrids. This premium over book value generated an upfront accounting loss of approximately US$400 million (pre-tax), which will be reported in net finance costs in the December 2020 half year financial results. BHP also redeemed US$1.0 billion of 6.250 per cent hybrid notes on 19 October 2020 and the remaining US$0.3 billion of 6.750 per cent hybrid notes on 30 December 2020. Both redemptions were also completed using surplus cash. BHP remains in a strong liquidity position.

BHP Operational Review for the half year ended 31 December 2020	4

BHP remains committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco tragedy. Good progress continues to be made with 12th Federal Court of Belo Horizonte in Brazil which is seeking to expedite the remediation process related to the Fundão dam failure. The R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim remains suspended.

In December 2020, Samarco re-commenced iron ore pellet production as part of a gradual restart of mining and processing operations. BHP has agreed to fund a total of US$765 million in further financial support for the Renova Foundation and Samarco. This comprises US$725 million to fund the Renova Foundation until 31 December 2021, which will be offset against the Group’s provision for the Samarco dam failure, and a short-term facility of up to US$40 million(3) to be made available to Samarco until 31 December 2021.

We will provide an update to the ongoing potential financial impacts on BHP Brasil of the Samarco dam failure with the release of the financial results on 16 February 2021. Any financial impacts will continue to be treated as an exceptional item.

BHP Operational Review for the half year ended 31 December 2020	5

Petroleum

Production

	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20
Crude oil, condensate and natural gas liquids (MMboe)	22	11	(14%)	(20%)	(7%)
Natural gas (bcf)	169	79	(10%)	(11%)	(14%)
Total petroleum production (MMboe)	50	24	(12%)	(16%)	(11%)

Petroleum – Total petroleum production decreased by 12 per cent to 50 MMboe. Guidance for the 2021 financial year remains unchanged at between 95 and 102 MMboe. Volumes are expected to be in the upper half of the guidance range as additional production from Shenzi, following the acquisition of a further 28 per cent working interest, is partially offset by the impacts of significant hurricane activity in the Gulf of Mexico.

Crude oil, condensate and natural gas liquids production decreased by 14 per cent to 22 MMboe due to lower demand at Bass Strait and North West Shelf, the impacts of planned tie-in and commissioning activities at Atlantis, and natural field decline across the portfolio. Production was further impacted by lower uptime at our Gulf of Mexico assets due to a more active hurricane season. These impacts were partially offset by the earlier than scheduled achievement of first production from the Atlantis Phase 3 project.

Natural gas production decreased by 10 per cent to 169 bcf, reflecting the planned Ruby shutdowns, a decrease in tax barrels at Trinidad and Tobago in accordance with the terms of our Production Sharing Contract, lower domestic gas sales at Bass Strait and North West Shelf, and natural field decline across the portfolio. This decline was partially offset by higher domestic gas sales at Macedon.

The acquisition of an additional 28 per cent working interest in Shenzi was completed on 6 November 2020. This transaction is consistent with our strategy of targeting counter-cyclical acquisitions in high-quality producing or near producing assets and brings BHP’s working interest to 72 per cent. This adds approximately 11,000 barrels of oil equivalent per day of production (90 per cent oil) as of the transaction closing date of 6 November 2020.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Ruby (Trinidad & Tobago) 68.46% (operator)	283	CY21	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	On schedule and budget. The overall project is 62% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 86% complete.

The Bass Strait West Barracouta project is on schedule and budget, and is expected to achieve first production in the 2021 calendar year.

In December 2020, BHP and the North West Shelf joint venture partners executed fully-termed Gas Processing Agreements for processing third-party gas from Pluto and Waitsia projects through the North West Shelf facilities.

BHP Operational Review for the half year ended 31 December 2020	6

Petroleum exploration

Exploration and appraisal wells drilled during the December 2020 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Broadside-1	Trinidad & Tobago Block 3	Oil	Miocene	65% (BHP Operator)	20 August 2020	2,019 m	7,064 m	Dry hole

In Trinidad and Tobago, the Broadside-1 exploration well in the Southern Licence reached the main reservoir on 22 October 2020 and did not encounter hydrocarbons. The well was a dry hole and was plugged and abandoned on 8 November 2020. The results are under evaluation to determine next steps on the Southern Licences.

In Mexico, we commenced an Ocean Bottom Node seismic acquisition(4) over the Trion field on 9 November 2020, as part of our ongoing evaluation and analysis. The survey was 95 per cent complete as of 31 December 2020 and will be completed in the March 2021 quarter. The results will be incorporated into the current evaluation of the Trion opportunity.

Petroleum exploration expenditure for the December 2020 half year was US$195 million, of which US$181 million was expensed. An approximately US$450 million exploration and appraisal program is being executed for the 2021 financial year.

BHP Operational Review for the half year ended 31 December 2020	7

Copper

Production

	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20
Copper (kt)	841	428	(5%)	(6%)	4%
Zinc (t)	76,307	41,909	78%	86%	22%
Uranium (t)	1,819	945	(4%)	0%	8%

Copper – Total copper production decreased by five per cent to 841 kt. Guidance for the 2021 financial year narrowed to between 1,510 and 1,645 kt from between 1,480 and 1,645 kt.

For the December 2020 half year, our Chilean assets operated with a reduction in their operational workforces of approximately 30 per cent as a result of the comprehensive plan we have implemented for COVID-19. The operating environment across our Chilean assets is expected to remain challenging, with reductions in our workforce forecast to remain substantial during the March 2021 quarter.

Escondida copper production decreased by five per cent to 572 kt with record concentrator throughput of 386 ktpd, enabled by improved maintenance practices, offset by the impact of lower concentrator feed grade and lower cathode production. As a result of the reduced operational workforce and the need to balance mine development and production requirements, concentrator throughput continues to be prioritised over cathode production (approximately 30 kt impact on cathode volumes in the December 2020 half year). Guidance for the 2021 financial year has been narrowed to between 970 and 1,030 kt from between 940 and 1,030 kt. Production is also likely to be affected in the 2022 financial year by reduced material movement in the 2021 financial year. Guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged.

Pampa Norte copper production decreased 22 per cent to 97 kt, largely due to planned maintenance at Spence and the impact of a reduced operational workforce due to COVID-19 preventative measures. The Spence Growth Option achieved first production in December 2020. Guidance for the 2021 financial year remains unchanged at between 240 and 270 kt, reflecting the reduced operational workforce, the start-up of the Spence Growth Option and expected grade decline of approximately five per cent (previously expected to be approximately seven per cent but updated as a result of mine plan optimisation at Spence).

Olympic Dam copper production increased by 16 per cent to 99 kt, reflecting improved smelter stability and strong underground mine performance. The physical replacement and commissioning of the refinery crane remains on track to be completed in the March 2021 quarter. Guidance for the 2021 financial year remains unchanged at between 180 and 205 kt. Production in the 2022 financial year is expected to be lower as a result of the major smelter maintenance campaign planned for the first half of the year.

Antamina copper production decreased by one per cent to 73 kt and zinc production increased by 78 per cent to a record 76 kt, reflecting lower copper head grades and higher zinc head grades. Guidance for the 2021 financial year remains unchanged with copper production of between 120 and 140 kt, and zinc production of between 140 and 160 kt.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase payable copper in concentrate production by ~185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	First production achieved in December 2020, on schedule and on budget.

The Spence Growth Option achieved first copper production in December 2020, with first production of molybdenum expected around the middle of the 2021 calendar year following completion of the molybdenum plant. First copper sales are expected during the March 2021 quarter, while ramp up to full production capacity is expected to take approximately 12 months. The commissioning of the desalination plant and capitalisation of the associated US$600 million lease (approximate) also occurred in December 2020.

BHP Operational Review for the half year ended 31 December 2020	8

Iron Ore

Production

	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20
Iron ore production (kt)	128,434	62,394	6%	3%	(6%)

Iron ore – Total iron ore production increased by six per cent to 128 Mt. Guidance for the 2021 financial year has increased to between 245 and 255 Mt, reflecting the restart of Samarco in December 2020 (between 1 and 2 Mt).

WAIO production increased by six per cent to a six month record 128 Mt (145 Mt on a 100 per cent basis), reflecting record production at Jimblebar and strong performance across the supply chain, with significant improvements in car dumper productivity and reliability. This was partially offset by weather impacts and the planned Mining Area C and South Flank major tie-in activity. Production in the March 2021 quarter is expected to be impacted by planned Ore Handling Plant maintenance across the mines and continued Mining Area C and South Flank tie-in activity. Guidance for the 2021 financial year remains unchanged at between 244 and 253 Mt (276 and 286 Mt on a 100 per cent basis).

Samarco re-commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil. Samarco’s operations were suspended following the failure of the Fundão dam on 5 November 2015. Samarco’s gradual restart of operations incorporates one concentrator at the Germano complex and a pelletising plant at Ubu, as well as a new system of tailings disposal combining a confined pit and tailings filtering system for dry stacking. Production for the 2021 financial year is expected to be between 1 and 2 Mt. Production capacity of approximately 8 Mtpa (100 per cent basis) is expected once ramped up.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	Mid-CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	On schedule and budget. The overall project is 90% complete.

BHP Operational Review for the half year ended 31 December 2020	9

Coal

Production

	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20
Metallurgical coal (kt)	19,212	9,522	(5%)	(13%)	(2%)
Energy coal (kt)	8,238	3,576	(30%)	(41%)	(23%)

Metallurgical coal – Metallurgical coal production decreased by five per cent to 19 Mt (34 Mt on a 100 per cent basis). Guidance for the 2021 financial year remains unchanged at between 40 and 44 Mt (71 and 77 Mt on a 100 per cent basis) with a stronger second half performance projected in line with our plans. Volumes are expected to be at the lower half of the guidance range following significant wet weather impacts during the December 2020 quarter. We continue to monitor for any potential impacts on volumes from restrictions on coal imports into China.

At Queensland Coal, volumes were lower as a result of planned wash plant maintenance at Saraji and Caval Ridge and significant wet weather impacts from La Niña across most operations. South Walker Creek production decreased largely due to higher strip ratios and lower yields. Poitrel was also impacted by lower yields during the period.

Energy coal – Energy coal production decreased by 30 per cent to 8 Mt. Following a strike at Cerrejón, guidance for the 2021 financial year has been reduced to between 21 and 23 Mt from between 22 and 24 Mt.

NSWEC production decreased by seven per cent to 6.9 Mt. This decrease reflects significant weather impacts and higher strip ratios, as well as lower volumes due to an increased proportion of washed coal in response to reduced port capacity, following damage to a shiploader at the Newcastle port in November 2020, and widening price quality differentials. Guidance for the 2021 financial year remains unchanged at between 15 and 17 Mt.

Cerrejón production decreased by 68 per cent to 1.4 Mt due to a 91-day strike that started on 31 August 2020. During the period, Cerrejón successfully completed negotiations with Sintracarbón and signed a new Collective Labor Agreement, effective from 1 July 2020 to 31 December 2023. Operations restarted in the first week of December 2020 and are continuing to ramp up. The impact of the strike was 1.5 Mt. Guidance for the 2021 financial year has been reduced to approximately 6 Mt from 7 Mt.

BHP Operational Review for the half year ended 31 December 2020	10

Other

Nickel production

	Dec H20	Dec Q20	Dec H20 vs Dec H19	Dec Q20 vs Dec Q19	Dec Q20 vs Sep Q20
Nickel (kt)	46.2	24.0	31%	75%	8%

Nickel – Nickel West production increased by 31 per cent to 46 kt reflecting strong performance from the new mines and improved operational stability following major quadrennial maintenance shutdowns in the prior period. Guidance for the 2021 financial year remains unchanged at between 85 and 95 kt.

Potash project

Project and ownership	Investment US$M	Scope	Progress
Jansen Potash (Canada) 100%	2,972	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 89% complete.

Minerals exploration

Minerals exploration expenditure for the December 2020 half year was US$86 million, of which US$56 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States.

At Oak Dam in South Australia, following a successful third phase of drilling, the exploration project has been transferred to the Minerals Australia Planning and Technical team for assessment, and next stage resource definition drilling to inform future design is expected to commence around the middle of the 2021 calendar year.

During the half year, we added to our early stage optionality in future facing commodities with a signed agreement with Midland Exploration to undertake a nickel exploration alliance in north-eastern Quebec (August 2020), the completion of the acquisition of the nickel Honeymoon Well tenements and a 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures (September 2020) and an Option Agreement with Encounter Resources covering the 4,500 km2 prospective Elliott Copper Project in the Northern Territory (September 2020).

BHP Operational Review for the half year ended 31 December 2020	11

Variance analysis relates to the relative performance of BHP and/or its operations during the December 2020 half year compared with the December 2019 half year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2020 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	2021 financial year unit cost guidance: Petroleum US$11-12/boe, Escondida US$1.00-1.25/lb, WAIO US$13-14/t and Queensland Coal US$69-75/t; based on exchange rates of AUD/USD 0.70 and USD/CLP 769.
(2)

Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

(3)	Short-term facility of up to US$40 million includes US$4 million related to the decommissioning of the Germano dam which will be offset against the Group’s provision.
(4)	Permit: EIA – ASEA/UGI/DGGEERNCM/0122/2018, expediente 28TM2018X0042. CNH Revised Appraisal Plan Approval – Resolucion CNH.14.001/2020.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 29 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2020 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the half year ended 31 December 2020	12

Further information on BHP can be found at: bhp.com

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BHP Operational Review for the half year ended 31 December 2020	13

Production summary
	BHP interest	Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		13,412	11,589	11,355	11,507	10,729	22,236	25,919
Natural gas (bcf)		88.7	80.7	89.8	90.9	78.5	169.4	189.1

Total (Mboe)		28,195	25,039	26,322	26,657	23,812	50,469	57,436

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	240.3	220.1	228.5	236.7	236.7	473.4	477.3
Pampa Norte (4)	100.0%	—	—	—	—	0.7	0.7	—
Antamina	33.8%	36.2	32.9	17.8	34.6	38.6	73.2	73.8

Total		276.5	253.0	246.3	271.3	276.0	547.3	551.1

Cathode (kt)
Escondida (3)	57.5%	68.4	69.6	65.5	47.9	50.9	98.8	124.3
Pampa Norte (4)	100%	60.0	64.3	54.5	42.5	53.6	96.1	123.9
Olympic Dam	100%	50.5	38.4	47.6	51.5	47.6	99.1	85.6

Total		178.9	172.3	167.6	141.9	152.1	294.0	333.8

Total copper (kt)		455.4	425.3	413.9	413.2	428.1	841.3	884.9

Lead
Payable metal in concentrate (t)
Antamina	33.8%	383	621	262	690	993	1,683	788

Total		383	621	262	690	993	1,683	788

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	22,483	31,789	13,736	34,398	41,909	76,307	42,937

Total		22,483	31,789	13,736	34,398	41,909	76,307	42,937

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	49,209	35,990	43,422	42,332	47,789	90,121	98,010
Olympic Dam (refined gold)	100%	35,382	33,235	34,150	36,608	23,837	60,445	78,587

Total		84,591	69,225	77,572	78,940	71,626	150,566	176,597

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,798	1,390	1,599	1,580	1,627	3,207	3,424
Antamina	33.8%	1,173	1,216	626	1,326	1,767	3,093	2,274
Olympic Dam (refined silver)	100%	203	241	295	157	193	350	448

Total		3,174	2,847	2,520	3,063	3,587	6,650	6,146

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	949	776	1,016	874	945	1,819	1,886

Total		949	776	1,016	874	945	1,819	1,886

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	527	491	243	284	192	476	932

Total		527	491	243	284	192	476	932

BHP Operational Review for the half year ended 31 December 2020	14

Production summary
		Quarter ended					Year to date
	BHP interest	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	15,766	16,449	17,110	16,410	17,637	34,047	32,082
Area C Joint Venture	85%	12,727	12,179	13,973	11,889	11,567	23,456	25,347
Yandi Joint Venture	85%	14,857	17,491	19,087	17,666	16,413	34,079	32,684
Jimblebar (6)	85%	17,045	13,911	16,559	20,075	16,740	36,815	31,284
Wheelarra	85%	—	—	—	—	—	—	3
Samarco	50%	—	—	—	—	37	37	—

Total		60,395	60,030	66,729	66,040	62,394	128,434	121,400

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	8,723	6,869	9,078	7,365	7,539	14,904	15,628
BHP Mitsui Coal (8)	80%	2,201	2,353	2,536	2,325	1,983	4,308	4,654

Total		10,924	9,222	11,614	9,690	9,522	19,212	20,282

Energy coal
Production (kt)
NSW Energy Coal	100%	3,763	3,810	4,887	3,624	3,229	6,853	7,355
Cerrejón	33.3%	2,315	1,978	767	1,038	347	1,385	4,370

Total		6,078	5,788	5,654	4,662	3,576	8,238	11,725

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	13.7	20.9	23.9	22.2	24.0	46.2	35.3

Total		13.7	20.9	23.9	22.2	24.0	46.2	35.3

Cobalt
Saleable production (t)
Nickel West	100%	120	132	312	238	236	474	331

Total		120	132	312	238	236	474	331

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the half year ended 31 December 2020	15

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,427	926	1,231	1,305	1,003	2,308	2,836
NGL	(Mboe)	1,405	958	1,493	1,660	1,057	2,717	3,215
Natural gas	(bcf)	27.8	18.4	28.1	34.1	23.4	57.5	64.4

Total petroleum products	(Mboe)	7,465	4,957	7,408	8,648	5,960	14,608	16,784

North West Shelf
Crude oil and condensate	(Mboe)	1,376	1,266	1,260	1,215	1,180	2,395	2,713
NGL	(Mboe)	200	191	203	162	165	327	402
Natural gas	(bcf)	32.9	35.0	35.2	29.6	30.4	60.0	65.0

Total petroleum products	(Mboe)	7,059	7,287	7,334	6,310	6,412	12,722	13,948

Pyrenees
Crude oil and condensate	(Mboe)	934	917	971	837	826	1,663	1,913

Total petroleum products	(Mboe)	934	917	971	837	826	1,663	1,913

Other Australia (2)
Crude oil and condensate	(Mboe)	1	1	1	1	1	2	9
Natural gas	(bcf)	11.4	11.2	11.9	12.7	12.6	25.3	23.4

Total petroleum products	(Mboe)	1,901	1,874	1,987	2,118	2,101	4,219	3,909

Atlantis (3)
Crude oil and condensate	(Mboe)	3,525	2,769	2,223	2,421	2,385	4,806	6,284
NGL	(Mboe)	245	178	54	154	147	301	437
Natural gas	(bcf)	1.8	1.3	1.1	1.2	1.1	2.3	3.2

Total petroleum products	(Mboe)	4,070	3,170	2,456	2,775	2,715	5,490	7,254

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,202	1,272	1,297	1,211	930	2,141	2,298
NGL	(Mboe)	52	55	33	48	38	86	101
Natural gas	(bcf)	0.2	0.2	0.3	0.2	0.1	0.3	0.4

Total petroleum products	(Mboe)	1,287	1,355	1,374	1,292	985	2,277	2,466

Shenzi (3) (4)
Crude oil and condensate	(Mboe)	1,671	1,645	1,584	1,395	1,764	3,159	3,016
NGL	(Mboe)	94	94	40	71	87	158	164
Natural gas	(bcf)	0.3	0.3	0.4	0.3	0.3	0.6	0.5

Total petroleum products	(Mboe)	1,815	1,791	1,686	1,516	1,901	3,417	3,263

Trinidad/Tobago
Crude oil and condensate	(Mboe)	166	97	72	102	96	198	341
Natural gas	(bcf)	14.2	14.0	12.8	12.8	10.5	23.3	32.1

Total petroleum products	(Mboe)	2,533	2,427	2,201	2,235	1,846	4,081	5,691

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	230	344	198	212	190	402	415
NGL	(Mboe)	4	22	5	2	11	13	6
Natural gas	(bcf)	0.1	0.3	—	—	0.1	0.1	0.1

Total petroleum products	(Mboe)	251	412	209	214	218	432	438

Algeria
Crude oil and condensate	(Mboe)	880	854	690	711	849	1,560	1,769

Total petroleum products	(Mboe)	880	854	690	711	849	1,560	1,769

BHP Operational Review for the half year ended 31 December 2020	16

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	11,412	10,091	9,527	9,410	9,224	18,634	21,594
NGL	(Mboe)	2,000	1,498	1,828	2,097	1,505	3,602	4,325
Natural gas	(bcf)	88.7	80.7	89.8	90.9	78.5	169.4	189.1

Total	(Mboe)	28,195	25,039	26,322	26,657	23,812	50,469	57,436

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon. Minerva ceased production in September 2019.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	BHP completed the acquisition of an additional 28% working interest in Shenzi on 6 November 2020, taking its total working interest to 78%.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the half year ended 31 December 2020	17

Production and sales report

		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	100,057	107,268	75,062	83,357	97,274	180,631	201,083
Sulphide ore milled	(kt)	33,659	33,440	34,755	34,733	36,303	71,036	67,615
Average concentrator head grade	(%)	0.87%	0.82%	0.81%	0.85%	0.83%	0.84%	0.86%
Production ex mill	(kt)	246.1	230.0	236.8	243.9	246.1	490.0	491.1

Production
Payable copper	(kt)	240.3	220.1	228.5	236.7	236.7	473.4	477.3
Copper cathode (EW)	(kt)	68.4	69.6	65.5	47.9	50.9	98.8	124.3
- Oxide leach	(kt)	28.3	29.3	26.8	15.3	18.0	33.3	50.2
- Sulphide leach	(kt)	40.1	40.2	38.7	32.6	32.9	65.5	74.2

Total copper	(kt)	308.7	289.7	294.0	284.6	287.6	572.2	601.6

Payable gold concentrate	(troy oz)	49,209	35,990	43,422	42,332	47,789	90,121	98,010
Payable silver concentrate	(troy koz)	1,798	1,390	1,599	1,580	1,627	3,207	3,424

Sales
Payable copper	(kt)	248.3	212.0	221.0	237.1	244.3	481.4	470.5
Copper cathode (EW)	(kt)	70.6	65.9	72.1	46.5	47.7	94.2	122.9
Payable gold concentrate	(troy oz)	49,209	35,990	43,422	42,332	47,789	90,121	98,010
Payable silver concentrate	(troy koz)	1,798	1,390	1,599	1,580	1,627	3,207	3,424

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	18,102	18,710	15,734	12,618	6,750	19,368	33,173
Ore milled	(kt)	5,009	4,574	4,553	4,036	3,562	7,598	9,004
Average copper grade	(%)	0.57%	0.54%	0.60%	0.66%	0.58%	0.62%	0.56%

Production
Copper cathode (EW)	(kt)	13.8	20.4	16.9	15.8	15.8	31.6	30.2

Sales
Copper cathode (EW)	(kt)	15.8	18.3	18.7	14.6	16.6	31.2	30.3

Spence
Material mined	(kt)	23,132	23,304	24,082	18,260	18,485	36,745	44,172
Ore milled (1)	(kt)	5,133	5,191	2,829	4,408	6,809	11,217	10,768
Average copper grade (2)	(%)	0.90%	0.87%	0.95%	1.10%	0.76%	0.89%	0.93%

Production
Payable copper	(kt)	—	—	—	—	0.7	0.7	—
Copper cathode (EW)	(kt)	46.2	43.9	37.6	26.7	37.8	64.5	93.7

Sales
Payable copper	(kt)	—	—	—	—	—	—	—
Copper cathode (EW)	(kt)	44.3	44.8	41.0	24.1	40.9	65.0	91.0

(1)   December 2020 quarter comprised of preliminary concentrator throughput of 1,207 kt and cathode throughput of 5,602 kt.

(2)   December 2020 quarter weighted average of preliminary concentrate grade of 0.43% and cathode grade of 0.83%.

BHP Operational Review for the half year ended 31 December 2020	18

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	63,224	52,872	13,975	45,458	57,029	102,487	122,523
Sulphide ore milled (100%)	(kt)	13,637	12,906	6,736	13,202	14,083	27,285	26,758
Average head grades
- Copper	(%)	0.96%	0.88%	0.91%	0.94%	0.97%	0.96%	0.97%
- Zinc	(%)	0.82%	1.09%	1.02%	1.30%	1.30%	1.30%	0.81%

Production
Payable copper	(kt)	36.2	32.9	17.8	34.6	38.6	73.2	73.8
Payable zinc	(t)	22,483	31,789	13,736	34,398	41,909	76,307	42,937
Payable silver	(troy koz)	1,173	1,216	626	1,326	1,767	3,093	2,274
Payable lead	(t)	383	621	262	690	993	1,683	788
Payable molybdenum	(t)	527	491	243	284	192	476	932

Sales
Payable copper	(kt)	43.6	30.8	18.2	33.8	40.7	74.5	76.7
Payable zinc	(t)	23,808	31,007	11,680	32,769	45,109	77,878	44,004
Payable silver	(troy koz)	1,396	815	581	1,310	1,728	3,038	2,350
Payable lead	(t)	432	151	188	748	945	1,693	1,276
Payable molybdenum	(t)	400	531	223	392	352	744	573

Olympic Dam, Australia
Material mined (1)	(kt)	2,347	1,920	1,928	2,203	2,379	4,582	4,824
Ore milled	(kt)	2,153	2,178	2,416	2,443	2,377	4,820	4,353
Average copper grade	(%)	2.36%	2.31%	2.17%	2.03%	2.02%	2.03%	2.33%
Average uranium grade	(kg/t)	0.71	0.69	0.60	0.53	0.60	0.56	0.68

Production
Copper cathode (ER and EW)	(kt)	50.5	38.4	47.6	51.5	47.6	99.1	85.6
Payable uranium	(t)	949	776	1,016	874	945	1,819	1,886
Refined gold	(troy oz)	35,382	33,235	34,150	36,608	23,837	60,445	78,587
Refined silver	(troy koz)	203	241	295	157	193	350	448

Sales
Copper cathode (ER and EW)	(kt)	49.0	41.4	48.5	49.5	46.6	96.1	81.1
Payable uranium	(t)	638	702	1,293	859	999	1,858	1,416
Refined gold	(troy oz)	36,507	36,956	37,743	36,054	21,390	57,444	76,580
Refined silver	(troy koz)	202	259	270	222	165	387	452

(1)	Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the half year ended 31 December 2020	19

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	15,766	16,449	17,110	16,410	17,637	34,047	32,082
Area C Joint Venture	(kt)	12,727	12,179	13,973	11,889	11,567	23,456	25,347
Yandi Joint Venture	(kt)	14,857	17,491	19,087	17,666	16,413	34,079	32,684
Jimblebar (1)	(kt)	17,045	13,911	16,559	20,075	16,740	36,815	31,284
Wheelarra	(kt)	—	—	—	—	—	—	3

Total production	(kt)	60,395	60,030	66,729	66,040	62,357	128,397	121,400

Total production (100%)	(kt)	68,044	68,168	75,589	74,152	70,407	144,559	137,301

Sales
Lump	(kt)	15,982	15,617	17,252	17,056	16,703	33,759	30,767
Fines	(kt)	45,785	44,764	50,904	48,390	46,124	94,514	91,294

Total	(kt)	61,767	60,381	68,156	65,446	62,827	128,273	122,061

Total sales (100%)	(kt)	69,481	68,439	77,048	73,355	70,772	144,127	137,772

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	37	37	—

Sales	(kt)	—	—	—	—	—	—	—

(1)   Samarco commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil.

BHP Operational Review for the half year ended 31 December 2020	20

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,734	1,063	1,703	1,184	1,737	2,921	2,779
Goonyella	(kt)	2,662	1,963	2,651	2,312	2,152	4,464	4,151
Peak Downs	(kt)	1,386	1,339	1,635	1,487	1,213	2,700	2,809
Saraji	(kt)	1,325	1,025	1,399	817	1,043	1,860	2,539
Daunia	(kt)	579	447	588	490	464	954	1,135
Caval Ridge	(kt)	1,037	1,032	1,102	1,075	930	2,005	2,215

Total BMA	(kt)	8,723	6,869	9,078	7,365	7,539	14,904	15,628

Total BMA (100%)	(kt)	17,446	13,738	18,156	14,730	15,078	29,808	31,256

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,196	1,577	1,264	1,238	1,118	2,356	2,574
Poitrel	(kt)	1,005	776	1,272	1,087	865	1,952	2,080

Total BHP Mitsui Coal	(kt)	2,201	2,353	2,536	2,325	1,983	4,308	4,654

Total Queensland Coal	(kt)	10,924	9,222	11,614	9,690	9,522	19,212	20,282

Total Queensland Coal (100%)	(kt)	19,647	16,091	20,692	17,055	17,061	34,116	35,910

Sales
BMA
Coking coal	(kt)	7,179	6,417	7,547	6,187	6,531	12,718	13,737
Weak coking coal	(kt)	971	644	1,040	977	936	1,913	1,605
Thermal coal	(kt)	30	224	183	58	3	61	124

Total BMA	(kt)	8,180	7,285	8,770	7,222	7,470	14,692	15,466

Total BMA (100%)	(kt)	16,360	14,570	17,540	14,444	14,940	29,384	30,932

BHP Mitsui Coal (2)
Coking coal	(kt)	596	667	778	671	604	1,275	1,337
Weak coking coal	(kt)	1,504	1,691	1,756	1,545	1,518	3,063	3,336

Total BHP Mitsui Coal	(kt)	2,100	2,358	2,534	2,216	2,122	4,338	4,673

Total Queensland Coal	(kt)	10,280	9,643	11,304	9,438	9,592	19,030	20,139

Total Queensland Coal (100%)	(kt)	18,460	16,928	20,074	16,660	17,062	33,722	35,605

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.
NSW Energy Coal, Australia
Production	(kt)	3,763	3,810	4,887	3,624	3,229	6,853	7,355

Sales
Export thermal coal	(kt)	3,952	3,403	4,871	3,168	3,940	7,108	7,027
Inland thermal coal (1)	(kt)	—	—	—	—	—	—	567

Total	(kt)	3,952	3,403	4,871	3,168	3,940	7,108	7,594

(1) The domestic sales contract ended in the September 2019 quarter.

Cerrejón, Colombia
Production	(kt)	2,315	1,978	767	1,038	347	1,385	4,370

Sales thermal coal - export	(kt)	2,261	2,028	1,143	994	370	1,364	4,330

BHP Operational Review for the half year ended 31 December 2020	21

Production and sales report
		Quarter ended					Year to date
		Dec 2019	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Dec 2020	Dec 2019
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	31.5	42.8	60.2	64.4	55.7	120.1	75.2
Average nickel grade	(%)	17.3	15.8	16.5	15.8	14.7	15.3	17.9

Leinster
Nickel concentrate	(kt)	56.6	57.8	72.0	66.2	72.8	139.0	123.8
Average nickel grade	(%)	8.6	9.8	10.2	9.0	9.5	9.3	9.4

Saleable production
Refined nickel (1) (2)	(kt)	11.1	16.6	20.5	17.3	20.4	37.7	28.5
Intermediates and nickel by-products (1) (3)	(kt)	2.6	4.3	3.4	4.9	3.6	8.5	6.8

Total nickel (1)	(kt)	13.7	20.9	23.9	22.2	24.0	46.2	35.3

Cobalt by-products	(t)	120	132	312	238	236	474	331

Sales
Refined nickel (1) (2)	(kt)	10.6	16.8	19.7	17.1	20.9	38.0	27.6
Intermediates and nickel by-products (1) (3)	(kt)	2.7	2.9	4.2	4.6	2.6	7.2	8.4

Total nickel (1)	(kt)	13.3	19.7	23.9	21.7	23.5	45.2	36.0

Cobalt by-products	(t)	131	132	312	238	237	475	343

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the half year ended 31 December 2020	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 20, 2021	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Acting Group Company Secretary